Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

September 26, 2011

VIA EDGAR

Deborah O’Neal-Johnson

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Old Westbury Funds, Inc. – File Nos. 033-66528 and 811-07912

Dear Ms. O’Neal-Johnson:

We are writing to respond to the staff’s comments that you provided to us by telephone on September 21, 2011 with respect to the preliminary proxy statement (“Proxy Statement”) for Old Westbury Funds, Inc. (the “Registrant”) filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2011, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

For convenience of reference, we have summarized the staff’s comments below, which are followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement.

1. Comment: Please provide information as to whether the Adviser is entitled to the recoupment of any investment advisory fees that it waives under the Fee Waiver Letter (or that it waived under the existing fee waiver commitment letter dated April 27, 2011 (the “Existing Letter”)).

Response:

The Adviser is not entitled to recoup any of the investment advisory fees waived under the Fee Waiver Letter or the Existing Letter.

2. Comment: Please clarify that the Fee Waiver Letter replaces the Existing Letter.

Response:

As we indicated, the Fee Waiver Letter will replace the Existing Letter. This point will be clarified in the Proxy Statement.

3. Comment: In Section I of the Proxy Statement, please consider including additional disclosure regarding the Repositioning, particularly as it relates to the Board of Director’s consideration of the Proposed Fee Change.

Response:

The Registrant believes that the existing disclosure language adequately describes the various elements of the Repositioning and their relationship to the Proposed Fee Change. However, to address the staff’s comment, the Registrant is enhancing the disclosure language in Section I as follows (new language is underlined; deleted language is struck through):

Under “The Repositioning”:

The Repositioning involves changes to each Large Cap Fund’s name, principal investment strategies, portfolio managers (including the engagement of the New Sub-Advisers for the Fund) and benchmark index. ~~Please see~~As indicated above, the Repositioning would provide complementary globally focused strategies within the large cap asset class and would enable the Fund to access the management expertise and other resources of the New Sub-Advisers. Shareholders are encouraged to refer to Appendix D for further information regarding the various elements of the Repositioning.

Under “Board Considerations”:

The Board considered the Proposed Advisory Agreement in the context of the Repositioning, since the Repositioning, including the Proposed Fee Change, involves an integrated initiative ~~involving~~ repositioning the investment management focus and strategies of the Large Cap Funds, as described above. In this context, the Board considered the proposed engagement of the New Sub-Advisers and the attendant complexity, costs and benefits resulting from these engagements ~~and~~. Furthermore, the Board considered the other aspects of the Repositioning~~. The Board also considered~~ (as set forth above and in further detail in Appendix D) and the Adviser’s pivotal role, including coordinating with and overseeing the New Sub-Advisers, in connection with managing the Fund in accordance with its revised investment focus and strategies, which would place enhanced duties on the Adviser. The Board also noted the Adviser’s representations that the Repositioning will not diminish the present services provided to the Fund.

4. Comment: Under “Board Considerations”, please include additional disclosure regarding the Fund’s performance.

Response:

While the Registrant appreciates the staff’s comment, the Registrant believes that the existing description of the Board’s consideration of the Fund’s performance is appropriate.

5. Comment: Please provide information regarding the Board of Director’s consideration of the Adviser’s use of soft dollars.

Response:

In connection with the Annual Review, the Board of Directors received information regarding the Adviser’s practices with respect to the use of soft dollars. In this regard, the disclosure regarding the Board of Director’s evaluation of the Proposed Fee Change will be revised to indicate that the Board considered the information provided by the Adviser as to its use of soft dollars.

6. Comment: In Appendix D, which sets forth a tabular description of the Repositioning, please show the current name, investment strategies, portfolio manager(s) and benchmark indices for each Large Cap Fund.

Response:

The Registrant has made the requested changes.

********************

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.

********************

We hope that these responses adequately address your concerns. As we discussed, we are filing this letter on EDGAR as a correspondence filing and will file the definitive proxy statement pursuant to Rule 14a-6(b) under the 1934 Act incorporating the revisions described herein.

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc: Steven L. Williamson

Nicola Knight